                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---


                             Penn Octane Corporation
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   707573-10-1
                                 --------------
                                 (CUSIP Number)

                              Richard E. Staedtler
                             Chief Financial Officer
                            Castle Energy Corporation
                     One Radnor Corporate Center, Suite 250
                                Radnor, PA 19087
                                  610-995-9400
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    Copy to:

Thomas G. Spencer, Esq., Duane, Morris & Heckscher, LLP, 4200 One Liberty Place,
                           Philadelphia, PA 19103-7396
--------------------------------------------------------------------------------

                                September 7, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box   / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 707573-10-1                                       Page 2 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Castle Energy Corporation              76-0035225
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                   (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC, OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            1,459,334
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       1,459,334
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,459,334
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.13%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 707573-10-1                                       Page 3 of 6 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CEC, Inc.              51-0363154
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                   (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC, OO
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              0
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            1,459,334
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         0
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       1,459,334
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,459,334
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.13%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
------------------------------------------------------------------------------

CUSIP No.   707573-10-1                                     Page 4 of 6 Pages


                                  SCHEDULE 13D


Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and restated in its entirety as follows:

              On October 21, 1997, Castle acquired a warrant (the "1997 Warrant") to acquire 166,667 shares of POC Common Stock with an exercise price of $6.00 per share. The 1997 Warrant is exercisable through October 21, 2000 and was issued by POC as additional consideration for CEC's purchase of POC's 10% promissory note dated October 21, 1997 in the original principal amount of $1 million (the "Note") for an aggregate purchase price of $1 million, which was paid using CEC's cash.

              In a series of open market purchases in September 1998, CEC purchased an aggregate of 301,000 shares of POC Common Stock for an aggregate price of $382,396, which was also paid using CEC's cash.

              On December 1, 1998, CEC agreed to extend the original June 30, 1998 maturity of the Note until June 30, 1999, in consideration for which POC provided certain security for payment of the Note and issued to Castle a warrant (the "1998 Warrant") to acquire 225,000 shares of POC Common Stock at an exercise price of $1.75 per share, exercisable until November 30, 2001.

              On June 9, 1999, CEC purchased 200,000 shares of POC Common Stock in the open market for an aggregate price of $260,753, which was paid using CEC's cash.

              On July 26, 1999, CEC agreed with POC to convert $100,000 in original principal amount of the Note into an aggregate of 66,667 shares of POC Common Stock.

              On July 29, 1999, CEC agreed with POC to convert the remaining $900,000 in original principal amount of the Note into 90,000 shares of POC's Series B Convertible Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock was convertible into shares of POC Common Stock at any time at the holder's option at the initial rate of five shares of Common Stock for each share of Preferred Stock, an aggregate of 450,000 shares of POC Common Stock. As further consideration for the conversion of the $900,000 principal balance of the Note, POC issued to CEC an additional 50,000 shares of POC Common Stock. On September 7, 1999, CEC converted the Preferred Stock into 450,000 shares of POC Common Stock.

CUSIP No.   707573-10-1                                      Page 5 of 6 Pages


Item 5.       Interest in Securities of the Issuer.

Item 5 is supplemented and restated to read in its entirety as follows:

               (a) The Reporting Persons beneficially own an aggregate of 1,459,334 shares of POC Common Stock, or 12.13% of the outstanding shares of POC Common Stock, consisting of the following:

                      (i) 1,067,667 shares owned directly by the Reporting Persons; and

                      (ii) 391,667 shares that the Reporting Persons have the right to purchase pursuant to the 1997 Warrant and the 1998 Warrant.

               (b) The Reporting Persons currently share with each other the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares described in this Schedule 13D.

               (c) See Item 3 of this Schedule 13D.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

               (e) Not applicable.

CUSIP No. 707573-10-1                                       Page 6 of 6 Pages



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 21, 1999


                                    Castle Energy Corporation


                                    By:  /s/ Joseph L. Castle, II
                                       --------------------------------------
                                        Joseph L. Castle, II, Chairman
                                          and Chief Executive Officer


                                    CEC, Inc.


                                    By:  /s/ Joseph L. Castle, II
                                       --------------------------------------
                                        Joseph L. Castle, II, Chairman
                                          and Chief Executive Officer